EXHIBIT 99.1

Student Transportation Inc. CEO Releases Letter to Shareholders

WALL, N.J., May 10, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services today released a Letter to Shareholders from Chairman and CEO Denis Gallagher in appreciation of the support for the Company's 100th consecutive monthly dividend. To view the letter, please go to the Company's website at www.rideSTBus.com.

On Wednesday, May 15, 2013 at 12:00 p.m. ET at The Studio of the Toronto Stock Exchange in the Exchange Tower, at 130 King Street West in Toronto, the Company will thank employees and join with shareholders in a ceremony to celebrate the Company's 100th consecutive monthly cash dividend paid to shareholders. The ceremony will also be audio webcast live from STI's website at www.rideSTBus.com. As has been the past practice, the Board of Directors approved at its recent meeting the quarterly extension of dividends payable to shareholders of record through September 2013.

Student Transportation Inc. will hold a conference call and live audio webcast on Friday, May 10, 2013 at 11:00 a.m. (ET) to discuss its results for the third quarter of fiscal year 2013 ended March 31, 2013. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The live audio webcast will be available at www.rideSTBus.com. To access the rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com